January 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549

    Re:  Omni Ventures, Inc.
                     Registration Statement on Form S-1
                     Filed December 18, 2008
                     File No. 333-156263

Dear Mr. Gibson,

We represent Omni Ventures, Inc. (the “Company”).  We are in receipt of your letter dated January 13, 2009 regarding the above referenced filing.  The following are our responses.

Item 17. Undertakings, page II-4

l.	Please revise your registration statement to include the undertaking required byItem 512(h)(3) of Regulation S-K.

Answer: The registration statement has been revised to include the undertaking required by Item 512(h)(3) of Regulation S-K.

Signatures, Page II-5

2.
We note that your registration statement does not include separate signatures for your principal executive officer, principal financial officer and principal accounting officer.  Please revise your signature page so that Mr. Cunningham may sign on behalf of the registrant and in his individual capacity as Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer respectively. See Instruction 1 to the Signatures section of Form S-1.

Answer:  The signature page has been revised to include Mr. Cunningham signing in his individual capacity as Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer respectively.

Very truly yours,

ANSLOW & JACLIN LLP

By: Gregg E. Jaclin
       Gregg E. Jaclin